EV Trail LLC

Income Statement

For Year 2018

** UNAUDITED **

Expense		
Advertising and Promotion	$	31
Bank Service Charges	$	13
Internet and Websites	$	49
Professional Fees	$	240
Taxes and Licenses	$	50
Total Expense	$	383
Ordinary Income	$	-
Total Ordinary Income	$	-
Net Income	$	(383)

EV TRAIL